                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                         COMPRESSION LABS, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    20467210
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            J. David Washburn, Esq.
                                 Arter & Hadden
                          1717 Main Street, Suite 4100
                       Dallas, Texas 75201 (214) 761-4309
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 23, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this Statement. [x] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20467210                     13D




(1)      Name of Reporting Person                     Infinity Investors Limited
         I.R.S. Identification                                               N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                 (a)  [x]
         Member of a Group*                                             (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                     WC

(5)      Check Box if Disclosure of Legal                                    [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                 Nevis, West Indies

         Number of Shares              (7)         Sole Voting       1,519,571**
                                                   Power
           Beneficially
                                       (8)         Shared Voting       414,429**
         Owned by Each                             Power

         Reporting Person              (9)         Sole Dispositive  1,519,571**
                                                   Power
              with:
                                       (10)        Shared Dispositive  414,429**
                                                   Power

(11)     Aggregate Amount Beneficially Owned                         1,934,000**
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                   10.9%
         Amount in Row (11)

(14)     Type of Reporting Person*                                            CO

*        SEE INSTRUCTIONS
** The exact number of shares of Common Stock issuable upon conversion of the derivative securities described herein is not determinable without knowledge of and reference to the applicable conversion date. This Statement has been prepared on the basis of certain assumptions made herein.

CUSIP No. 20467210                     13D




(1)      Name of Reporting Person                       Seacrest Capital Limited
         I.R.S. Identification                                               N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                 (a)  [x]
         Member of a Group*                                             (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                     WC

(5)      Check Box if Disclosure of Legal                                    [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                 Nevis, West Indies

         Number of Shares              (7)         Sole Voting         414,429**
                                                   Power
           Beneficially
                                       (8)         Shared Voting     1,519,571**
         Owned by Each                             Power

         Reporting Person              (9)         Sole Dispositive    414,429**
                                                   Power
              with:
                                       (10)        Shared Dispositive1,519,571**
                                                   Power

(11)     Aggregate Amount Beneficially Owned                         1,934,000**
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                   10.9%
         Amount in Row (11)

(14)     Type of Reporting Person*                                            CO

*         SEE INSTRUCTIONS
** The exact number of shares of Common Stock issuable upon conversion of the derivative securities described herein is not determinable without knowledge of and reference to the applicable conversion date. This Statement has been prepared on the basis of certain assumptions made herein.

CUSIP No. 20467210                     13D




                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1

ITEM 1.  SECURITY AND ISSUER.

         This original Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share (the "Common Stock") of Compression Labs, Incorporated, a Delaware corporation, which has its principal executive offices located at 350 East Plumeria, San Jose, California 95134 (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

 Group Filing             Pursuant to Rule 13d-1(f)(1) promulgated under the
 Only                     Securities Exchange Act of 1934, as amended (the
                          "Exchange Act"), this Statement is filed jointly by Infinity Investors Limited, a Nevis, West Indies business corporation ("Infinity") and Seacrest
                          Capital Limited, a Nevis, West Indies business corporation ("Seacrest") (collectively, the
                          "Reporting Persons") as a "group" as such term is used in Rule 13d-5 of the Exchange Act. However, each of such Reporting Persons expressly states that it is included in this Statement solely for the purpose of presenting information with respect to the ownership of the Common Stock and disclaims any knowledge as to any statements made herein on behalf of the other Reporting Person. Each of the Reporting
                          Persons disclaims beneficial ownership of the shares of Common Stock acquirable upon the conversion or exercise, as the case may be, of securities actually held by the other Reporting Person pursuant to Rule
                          13d-4 of the Exchange Act. The Reporting Persons have included as Exhibit 1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

     (a) - (c)            Each of the Reporting Persons is principally engaged
     and (f)              in the business of acquiring, holding, selling,
                          trading, exchanging or otherwise investing in securities and other financial assets. The principal business and principal office of each of the Reporting Persons is located at Memorial Square, P.O.
                          Box 556, Charleston, Nevis, West Indies. The mailing address of each of the Reporting Persons is 27
                          Wellington Street, Cork, Ireland. The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may deemed in control of Infinity, if any, (and the executive officers and directors of any entity which could be deemed ultimately in control of Infinity) are set forth on Schedule 1 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Infinity Individuals."
                          The name, citizenship (or place of organization, as applicable), business

CUSIP No. 20467210                     13D




                          address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Seacrest, if any (and the executive officers and directors of any entity which could be deemed ultimately in control of Seacrest), are set forth on Schedule 2 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Seacrest Individuals."

     (d) - (e)            During the last five (5) years, neither the Reporting
                          Person nor any of the Infinity Individuals nor the Seacrest Individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither the Reporting
                          Person nor any of the Infinity Individuals nor the Seacrest Individuals is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person or any of the Infinity Individuals or the Seacrest Individuals was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement is being filed with respect to certain shares of the Common Stock of the Issuer which may be acquired by the Reporting Persons, although such shares have not been previously purchased or otherwise acquired by the Reporting Persons. The Reporting Persons are filing this Statement because they may be deemed to have acquired beneficial ownership of five percent (5%) or more of the Common Stock by virtue of (i) the issuance of an aggregate of 350,000 shares of the Issuer's Series C Convertible Preferred Stock, par value $.001 per share (the "Series C Preferred Stock") convertible into an indeterminable number of shares of Common Stock and (ii) the issuance of a common stock purchase warrant directly to Infinity exercisable for 275,000 shares of Common Stock (the "Series C Warrant"), both as more particularly described in Item 4 below. The Series C Preferred Stock and the Series C Warrant were issued to the Reporting Persons in connection with that Convertible Preferred Stock Purchase Agreement dated as of October 24, 1996 (the "Purchase Agreement") between the Issuer and the Reporting Persons, which such Purchase Agreement is filed as Exhibit 2 hereto and incorporated herein by reference.

         Pursuant to the terms of the Purchase Agreement, the Issuer issued and sold 275,000 shares of the Series C Preferred Stock to Infinity (the "Infinity Shares") and 75,000 shares of Series C Preferred Stock to Seacrest (the "Seacrest Shares" and, collectively with the Infinity Shares, the "Series C Shares") for a purchase price of $20 per Series C Share (the "Stated Value") or an aggregate purchase price of $7.0 million (the "Purchase Price"). The Series C Warrant is exercisable at $5.70 per share. The funds used to acquire the Infinity Shares and the Seacrest Shares were derived from the separate working capital accounts of Infinity and Seacrest, respectively. Additionally, the Reporting Persons expect that any funds necessary to exercise

CUSIP No. 20467210                     13D




the Series C Warrant will be derived from working capital. No part of the Purchase Price was represented by funds borrowed or otherwise obtained from any bank or other third party.

ITEM 4.  PURPOSE OF TRANSACTION.

         Effective October 24, 1996 (the "Series C Closing Date"), pursuant to the terms of the Purchase Agreement, the Issuer issued and sold the Infinity Shares and the Series C Warrant to Infinity and the Seacrest Shares to Seacrest. The Reporting Persons acquired such securities from the Issuer for investment purposes only.

         Series C Conversion. Pursuant to the terms of the Certificate of Designation of the Series C Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on October 24, 1996 (the "Certificate of Designation"), which such Certificate of Designation is filed as Exhibit 3 hereto and incorporated herein by reference, the Series C Shares are convertible, in whole or in part, at the option of the holders thereof, at any time after the Reference Date (as hereinafter defined) into shares of Common Stock of the Issuer at a conversion ratio (the "Conversion Ratio") equal to the Stated Value plus any accrued but unpaid dividends divided by the Conversion Price (as hereinafter defined). Because, as indicated below, the Conversion Price (and therefore the Conversion Ratio) is based in part on the average per share market price of the Issuer's Common Stock preceding the applicable conversion date, the Series C Shares are convertible into a number of shares of Common Stock that is indeterminable until conversion thereof. The Series C Shares become convertible (the "Reference Date") at any time after the expiration of the earlier to occur of (i) January 22, 1997 and (ii) the effective date of the Underlying Securities Registration Statement (as hereinafter defined). Accordingly, because the Reference Date will occur no later than sixty (60) days after the date of this Statement, the Reporting Persons could be deemed to be the beneficial owners of such indeterminable number of shares of Common Stock pursuant to rule 13d-3(d)(1)(i) of the Exchange Act.

         Pursuant to the terms of the Certificate of Designation, the Conversion Price in effect on any applicable conversion date will be the lesser of (a) $4.22 and (b) eighty percent (80%) of the average Per Share Market Value for the five (5) Trading Days immediately preceding such conversion date; provided, however, that the Conversion Price may be decreased by 1% each month that the effectiveness of the Underlying Securities Registration Statement is delayed in excess of ten (10) business days. See Item 6 below. As used in the foregoing calculation, "Per Share Market Value" means on any particular day (a) the closing bid price per share of the Common Stock on such date on the Nasdaq National Market or other stock exchange in which the Common Stock has been listed or if there is no such price on such date, then the closing bid price on such exchange from the date nearest preceding such date, or (b) if the Common Stock is not listed on the Nasdaq National Market or any stock exchange, the closing bid price for a share of Common Stock in the over-the-counter market, as reported by the Nasdaq Stock Market at the close of business on such date, or (c) if the Common Stock is not quoted on the Nasdaq Stock Market, the closing bid price for a share of Common Stock in the over-the-counter market as reported by the National Quotation Bureau Incorporated, or (d) if the Common Stock is not reported by the National Quotation Bureau Incorporated, then the average of the "Pink Sheet"

CUSIP No. 20467210                     13D




quotes for the relevant conversion period as determined in good faith by the holder, or (e) if the Common Stock is not publicly traded the fair market value of the share of Common Stock as determined by an appraiser selected in good faith by the holders of the majority in interest of the shares of the Series C Preferred Stock; provided, however, that the Issuer, after receipt of the determination by such appraiser, shall have the right to select an additional appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such appraiser. Additionally, "Trading Day" means (a) a day on which the Common Stock is traded on the Nasdaq National Market or principal stock exchange on which the Common Stock has been listed, or (b) if the Common Stock is not listed on the Nasdaq National Market or any stock exchange, a day on which the Common Stock is traded in the over-the-counter market, as reported by the Nasdaq Stock Market, or (c) if the Common Stock is not quoted on the Nasdaq Stock Market, a day in which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated. The Conversion Ratio and the number of shares of Common Stock ultimately issuable upon conversion of the Series C Shares are subject to certain other adjustments as set forth in the Certificate of Designation and Purchase Agreement. The shares of Series C Preferred Stock are also convertible at the option of the Issuer upon the terms and conditions set forth in the Certificate of Designation at the applicable Conversion Ratio.

         Based upon the foregoing formulation of the Conversion Ratio and assuming (1) that the Reporting Persons converted all of the Series C Shares on the date of this Statement, (2) upon such conversion, the effectiveness of the Underlying Securities Registration Statement has not been delayed so as to reduce the Conversion Price, (3) no unpaid dividends have accrued on the Series C Shares and (4) the occurrence of no other extraordinary event specified in the Certificate of Designation or Purchase Agreement affecting the Conversion Ratio, then, the Reporting Persons, as a group, would have the right to acquire 1,659,000 shares of Common Stock of the Issuer, representing approximately 9.5% of the outstanding shares of Common Stock (based upon the number of outstanding shares indicated by the Issuer in its most recent Exchange Act filing.) The number of shares of Common Stock described as beneficially owned in this paragraph is included for disclosure purpose only. The exact number of shares of Common Stock to be acquired by the Reporting Persons, if any, upon conversion of the Series C Shares cannot be determined until conversion thereof. The Reporting Persons do not intend to file amendments to this Statement solely to reflect changes in beneficial ownership based on fluctuations in the market value of the Common Stock.

         Series C Warrant Exercise. Pursuant to the terms of the Purchase Agreement, Infinity was issued the Series C Warrant exercisable at any time until October 24, 2001 into 275,000 shares of Common Stock (subject to adjustment as set forth in the Warrant Certificate) at a price of $5.70 per share thereof (the "Warrant Exercise Price"). The terms of the Series C Warrant are as set forth in the Warrant Certificate of the Issuer dated October 24, 1996 and filed as Exhibit 4 hereto and incorporated herein by reference. Effective November 15, 1996, Infinity transferred a portion of the Series C Warrant representing 58,929 Warrant Shares to Seacrest for no additional consideration. This portion of the Series C Warrant represented Seacrest's pro-rata share of the Series C Shares and was contemplated by the Purchase Agreement.

CUSIP No. 20467210                     13D




         Although the Warrant Exercise Price materially exceeds the market value of the Common Stock on the date of this Statement ($4.25 per share), the Reporting Persons, as a group, could be deemed to be the beneficial owners of 275,000 shares of Common Stock issuable upon full exercise of the Series C Warrant (the "Warrant Shares") pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

         Series D Transaction. Pursuant to the terms of the Purchase Agreement, Infinity or an affiliate thereof may, subject to certain conditions specified in the Purchase Agreement, be required to purchase between 50,000 and 350,000 shares of Series D Convertible Preferred Stock, par value $.001 per share ("Series D Shares"), of the Issuer on a date specified by the Issuer in writing (the "Closing Notice") during the period commencing April 22, 1997 and ending May 27, 1997 (such date being referred to herein as the "Series D Closing Date"). The parties have agreed that the rights, preferences and privileges applicable to the Series D Preferred Stock shall be identical to the rights, preferences and privileges of the Series C Preferred Stock, and shall rank pari passu with the Series C Preferred Stock with regard to dividends, liquidation, voting rights and any other preferential rights designated therein, except that the Conversion Price applicable to the Series D Preferred Stock shall (except in such cases as the Series D Preferred Stock is converted at the option of the Issuer) be equal to the lesser of (a) 101% of the average Per Share Market Value for the ten (10) Trading Days immediately preceding the date of the first issuance of the Series D Preferred Stock and (b) the Per Share Market Value for the five (5) Trading Days immediately preceding the applicable conversion date less the Applicable Discount. Consistent with the Purchase Agreement, the Applicable Discount is based on the market capitalization of the Issuer as of the close of business on the day immediately preceding the delivery of the Closing Notice. Specifically, if the market capitalization is less than $80 million, the Applicable Discount is 22.5%, if the market capitalization is $80 million to $15 million, the Applicable Discount is 20% and if the market capitalization is greater than $15 million, the Applicable Discount is 17.5%. As a result, the Series D Preferred Stock are also convertible into an indeterminable number of shares of Common Stock (the "Series D Conversion Shares").

         Also on the Series D Closing Date, the Issuer will be required to issue to Infinity a common stock purchase warrant (the "Series D Warrant") exercisable at any time prior to the fourth anniversary of issuance thereof for 75,000 shares of Common Stock (the "Series D Warrant Shares") at an exercise price equal to 125% of the average Per Share Market Value for the five (5) Trading Days immediately preceding the conversion date. However, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, because Infinity does not have the right to convert the Series D Preferred Stock or exercise the Series D Warrant for in excess of 60 days from the date of this Statement, it does not beneficially own the Series D Conversion Shares or the Series D Warrant Shares on the date hereof.

         The transactions contemplated by the Purchase Agreement relating to the issuance and sale of the Series D Preferred Stock and the Series D Warrant to Infinity on the Series D Closing Date (the "Series D Closing") are subject to numerous terms and conditions set forth in the Purchase Agreement including, without limitation, the market capitalization of the Issuer on the Series D Closing Date, the effectiveness of the Underlying Securities Registration Statement and the absence of adverse changes in the business of the Issuer prior to such date.

CUSIP No. 20467210                     13D




The Purchase Agreement may be terminated with respect to the Series D Closing at any time prior to the Series D Closing Date by either the Issuer or Infinity upon specified occurrences including, without limitation, the occurrence in the opinion of Infinity, of a material adverse change in the Issuer (including changes in stock price).

         Series E Transaction. Pursuant to the terms of the Purchase Agreement, Infinity or an affiliate thereof, subject to certain terms and conditions specified in the Purchase Agreement, may, subject to certain conditions specified in the Purchase Agreement, be required to purchase between 50,000 and 350,000 shares of series E Convertible Preferred Stock, par value $.001 per share (the "Series E Preferred Stock") of the Issuer on a date specified by the Issuer in writing during the period commencing 180 days after the Series D Closing Date and ending 210 days after the Series D Closing Date (October 19, 1997 to December 18, 1997) (such date being referred to herein as the "Series E Closing Date"). The parties have agreed that the rights, preferences and privileges applicable to the Series E Preferred Stock shall be identical to the rights, preferences and privileges of the Series C Preferred Stock, and shall rank pari passu with the Series C Preferred Stock with regard to dividends, liquidation, voting rights and other preferential rights designated therein, except that the Conversion Price applicable to the Series E Preferred Stock shall (except in such cases as the Series E Preferred Stock is converted at the option of the Issuer) be equal to the lesser of (a) 101% of the average Per Share Market Value for the ten Trading Days immediately preceding the date of the first issuance of the Series E Preferred Stock and
(b) the Per Share Market Value for the five (5) Trading Days immediately preceding the applicable conversion date less the Applicable Discount. The Applicable Discount relative to the Series E Preferred Stock is calculated identically as that noted above with regard to the Series D Preferred Stock.
As a result, the shares of Series E Preferred Stock are also convertible into an indeterminable number of shares of common stock (the "Series E Conversion Shares"). Likewise, because Infinity does not have the right to convert the Series E Preferred Stock for in excess of sixty (60) days from the date of this Statement it does not beneficially own the Series E Conversion Shares on the date hereof. Rule 13d-3(d)(1)(i)

         The transactions contemplated by the Purchase Agreement relating to the issuance and sale of the Series E Preferred Stock to Infinity on the Series E Closing Date (the "Series E Closing") are subject to numerous terms and conditions set forth in the Purchase Agreement including, without limitation, the market capitalization of the Issuer on the Series E Closing Date, the effectiveness of the Underlying Securities Registration Statement and the absence of adverse changes in the business of the Issuer prior to such date. The Purchase Agreement may be terminated with respect to the Series E Closing at any time prior to the Series E Closing Date by either the Issuer or Infinity upon specified occurrences including, without limitation, the occurrence in the opinion of Infinity, of a material adverse change in the Issuer (including changes in stock price).

         The Reporting Persons presently anticipate that to the extent the Series D Closing and Series E Closing occur, any shares of Series D Preferred Stock, Series D Warrants or shares of Series E Preferred Stock so acquired (collectively, the "Additional Acquirable Securities") and the underlying shares of Common Stock to be acquired upon conversion or exercise, as applicable, of any of such Additional Acquirable Securities shall be acquired by the Reporting Persons for investment purposes only.

CUSIP No. 20467210                     13D





         Whether the Reporting Persons convert or exercise, as applicable, the Series C Shares, the Series C Warrant, or the Additional Acquirable Securities (if acquired) into shares of Common Stock, and the amount, method and timing of any such conversion or exercise, will depend upon the Reporting Persons' continuing assessment of pertinent factors, including, among other things, the Reporting Persons' evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions, the availability and nature of opportunities to dispose of the Common Stock, regulatory and other legal considerations and other investment opportunities. Depending upon their assessment of these factors from time to time, the Reporting Persons may elect to acquire additional shares of Common Stock or to dispose of some or all of the Common Stock beneficially owned by them. However, except as specifically contemplated herein, neither the timing nor the circumstances of future acquisitions or dispositions has been determined as of the date hereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The exact number of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons is indeterminable without reference to the precise conversion date of the Series C Shares. However, based upon the assumptions set forth in Item 4 above, the Reporting Persons, as a group, shall be deemed to be the beneficial owners of an aggregate of 1,934,000 shares of Common Stock constituting approximately 10.9% of the outstanding Common Stock of the Issuer (based on 15,864,053 shares of Common Stock outstanding at October 31, 1996 pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996) as of the date hereof. The Reporting Persons hereby disclaim beneficial ownership of (and thereby do not include in the foregoing calculation of beneficial ownership) any shares of Common Stock issuable upon conversion or exercise of the Additional Acquirable Securities.

         (b) Upon acquisition of any shares of Common Stock pursuant to the transactions described in Item 4 above, each Reporting Person anticipates that it would have sole voting and dispositive power over all of the shares of Common Stock listed next to its name below and acknowledges that it may be deemed to have shared voting and dispositive power over the shares held by the other Reporting Person. However, pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of those shares of Common Stock over which it does not have sole voting and dispositive power.

CUSIP No. 20467210                     13D





                                                            BENEFICIAL OWNERSHIP
                                             --------------------------------------------------  PERCENT OF
                             NAME            INFINITY SHARES   WARRANT SHARES   SEACREST SHARES     CLASS
                 --------------------------  ---------------   --------------   ---------------  ----------
                 Infinity Investors Limited   1,303,500         216,071            0               8.7%

                 Seacrest Capital Limited        0              58,929          355,500            2.5%

                 Except as specified herein, the Reporting Persons have effected no other transaction in the shares of Common Stock of the Issuer within the preceding sixty (60) days.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the transactions contemplated by the Purchase Agreement, Infinity, Seacrest and the Issuer entered into a Registration Rights Agreement, dated October 24, 1996 (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the Issuer agreed to file with the Securities and Exchange Commission, within 30 days after the Series C Closing Date, Series D Closing Date and Series E Closing Date a shelf registration statement covering the shares of Common Stock underlying the Series C Shares, Series C Warrant, and the Additional Acquirable Securities, as applicable (collectively, the "Underlying Securities Registration Statement") to be resold by the holders thereof. Additionally, the Issuer has agreed to use its best efforts to cause the Underlying Securities Registration Statement to be declared effective as soon as practicable (but in any event within 90 days following the applicable closing date) and to keep such registration statement continuously effective until October 24, 1999 or such earlier date when all registrable securities have been or may be sold pursuant to rule 144 promulgated under the Securities Act of 1933, as amended. The parties have agreed that the Issuer may suspend effectiveness of the Underlying Securities Registration Statement for up to 60 days in any 12-month period relating to a significant merger or acquisition.

         Except as described or referred to in this Statement or in the documents included as Exhibits hereto, the Reporting Persons have no other contracts, arrangements, understandings, or relationships with any person with respect to any securities of the Issuer.

CUSIP No. 20467210                     13D




ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.


         EXHIBIT NO.                       EXHIBIT
         -----------                       -------
            99.1          Joint Filing Agreement, dated December 5, 1996,
                          between Infinity Investors Limited and Seacrest
                          Capital Limited.

            99.2 Convertible Preferred Stock Purchase Agreement, dated as of October 24, 1996, among the Issuer, Infinity
                          Investors Limited and Seacrest Capital Limited.

            99.3          Certificate of Designation of Series C Convertible
                          Preferred Stock of the Issuer.

            99.4          Warrant Certificate of the Issuer, dated October 24,
                          1996 issued to Infinity Investors Limited.

CUSIP No. 20467210                     13D




                                   SIGNATURE

                 After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:  December 5, 1996

                                                 INFINITY INVESTORS LIMITED

                                                 By:   /s/ James A. Loughran
                                                    ----------------------------
                                                    James A. Loughran
                                                    Director

                                                 SEACREST CAPITAL LIMITED

                                                 By:   /s/ James E. Martin
                                                    ----------------------------
                                                    James E. Martin
                                                    President


                    Attention:  Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).

CUSIP No. 20467210                     13D




                                   SCHEDULE 1

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           INFINITY INVESTORS LIMITED

         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited.

 NAME AND
 CITIZENSHIP OR                                         PRESENT PRINCIPAL
 PLACE OF                                               OCCUPATION OR                 POSITION WITH
 ORGANIZATION                BUSINESS ADDRESS           EMPLOYMENT                    REPORTING PERSON
 ------------                ----------------           ----------                    ----------------
 Cofides S.A.*               Memorial Square            Nevis business corporation    Director
 (Nevis, West Indies)        P. O. Box 556              which serves as the
                             Nevis, West Indies         Director of various
                                                        entities
 James  Loughran             38 Hertford Street         Lawyer                        Director
 (Irish)                     London, England
                             W1Y 7TG

 James E. Martin             38 Hertford Street         Accountant                    Director
 (British)                   London, England
                             W1Y 7TG

 SECORP Limited              38 Hertford Street         British corporation which     Secretary
 (England)                   London, England            serves as the Secretary of
                             W1Y 7TG                    various entities
 Margareta Hedstrom          37 Shepherd Street         Business Executive            President/
 (Swedish)                   London, England                                          Treasurer
                             W1Y 7LH
---------------
*        The members of the Board of Directors of Cofides S.A. are James A.
         Loughran, Siobhan B. Loughran, James E. Martin, Ashley Bolt + Co.
         Limited and Margareta Hedstrom.

         Infinity Investors Limited advises that no persons and/or organizations control the Reporting Person (either individually or as a group) as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 20467210                     13D




                                   SCHEDULE 2

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            SEACREST CAPITAL LIMITED

         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Seacrest Capital Limited.

 NAME AND
 CITIZENSHIP OR                                         PRESENT PRINCIPAL
 PLACE OF                                               OCCUPATION OR                 POSITION WITH
 ORGANIZATION                BUSINESS ADDRESS           EMPLOYMENT                    REPORTING PERSON
 ------------                ----------------           ----------                    ----------------
 James E. Martin             38 Hertford Street         Accountant                    President and
 (British)                   London, England                                          Treasurer
                             W1Y 7TG
 SECORP Limited              38 Hertford Street         British corporation which     Secretary
 (England)                   London, England            serves as the Secretary of
                             W1Y 7TG                    various entities

 Parchmore Incorporated      80 Broad Street            Liberian corporation which    Director
 (Liberia)                   Monrovia                   serves as the Director of
                             Liberia                    various entities

         Seacrest Capital Limited advises that no persons and/or organizations control the Reporting Person (either individually or as a group) as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 20467210                     13D




                 EXHIBIT INDEX

         EXHIBIT NO.                       EXHIBIT
         -----------                       -------
            99.1          Joint Filing Agreement, dated December 5, 1996,
                          between Infinity Investors Limited and Seacrest
                          Capital Limited.

            99.2 Convertible Preferred Stock Purchase Agreement, dated as of October 24, 1996, among the Issuer, Infinity
                          Investors Limited and Seacrest Capital Limited.

            99.3          Certificate of Designation of Series C Convertible
                          Preferred Stock of the Issuer.

            99.4          Warrant Certificate of the Issuer, dated October 24,
                          1996 issued to Infinity Investors Limited.
